Profit and Loss

OWB Holdings Inc.
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
400 Sales of Product Income	0
401 eCommerce/Farmers Market Sales	0
402 eComm/FM Sales Beer - Packaged	31,029.60
Total for 401 eCommerce/Farmers Market Sales	**$31,029.60**
405 Taproom Sales	$210.00
406 Taproom Sales 3rd-Party Alcohol	72,930.37
407 Taproom Sales 3rd-Party NA Beverage	4,135.87
408 Taproom Sales Beer - Kegged	136,653.73
409 Taproom Sales Beer - Packaged	16,023.49
410 Taproom Sales Food	11,893.65
4111 Square Discounts Given	-22,951.70
4112 Square Refunds	-879.13
4113 House Accounts	-319.00
411 Taproom Sales Merchandise	2,573.06
Total for 405 Taproom Sales	**$220,270.34**
412 Wholesale Sales	$318.56
413 Wholesale Beer - Kegged	27,006.00
414 Wholesale Beer - Packaged	247,694.87
415 Wholesale Shipping Income	295.60
Total for 412 Wholesale Sales	**$275,315.03**
Total for 400 Sales of Product Income	**$526,614.97**
499 Uncategorized Income	
Total for Income	**$526,614.97**
Cost of Goods Sold	
5100 eCommerce /Farmers Market COGS	0
5101 eComm/FM COGS Beer - Packaged	23,706.94
Total for 5100 eCommerce /Farmers Market COGS	**$23,706.94**
5200 Taproom COGS	0
5201 Taproom COGS 3rd-Party Alcohol	17,634.43
5202 Taproom COGS 3rd-Party NA Beverage	1,110.27
5203 Taproom COGS Beer - Kegged	33,954.24
5204 Taproom COGS Beer - Packaged	6,174.96
5205 Taproom COGS Food	6,555.03
5206 Taproom COGS Merchandise	913.66
Total for 5200 Taproom COGS	**$66,342.59**
5300 Wholesale COGS	0
5301 Wholesale COGS Beer - Kegged	30,007.50

Profit and Loss

OWB Holdings Inc.
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
5302 Wholesale COGS Beer - Packaged	145,294.68
Total for 5300 Wholesale COGS	**$175,302.18**
Total for Cost of Goods Sold	**$265,351.71**
Gross Profit	**$261,263.26**
Expenses	
528 Payroll Expenses	0
529 Taxes	18,276.68
530 Wages	147,743.20
6010 G&A Wages	2,132.39
6015 Taproom Wages	3,596.08
6025 G&A Payroll Taxes	805.68
6026 Taproom Payroll Taxes	63.27
6030 G&A Employee Benefits	285.73
6040 G&A Commissions	350.00
6050 Taproom Tips Clearing	273.81
Commissions	19,041.64
Employee Benefits	6,750.00
Square tips clearing	
Total for 528 Payroll Expenses	**$199,318.48**
6100 Advertising & Marketing	0
6110 Online Advertising	13,665.19
6120 Print Materials	2,666.68
6130 Website	1,026.85
6140 Promotional Item Shipping	860.40
6150 Promotional Costs	1,721.83
6160 Marketing Supplies	372.92
6170 Product Samples	6,855.21
6190 eCommerce Shipping	7,691.93
Total for 6100 Advertising & Marketing	**$34,861.01**
6200 Taproom Expenses	0
6205 Taproom Rent	44,019.83
6210 Electric & Gas	8,421.67
6220 Trash & Recycling	1,005.98
6225 Water & Sewer	1,351.48
6230 Taproom Decor	6,784.41
6235 Taproom Equip.	4,245.78
6240 Taproom Supplies	8,931.81
6245 Taproom Janitorial	6,247.22
6465 Taproom Repairs & Maintenance	8,273.56
Total for 6200 Taproom Expenses	**$89,281.74**

Profit and Loss

OWB Holdings Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
6300 Brewery Expenses	0
6310 Brewery Supplies	911.60
6320 Brewery Equipment	1,014.21
6330 Brewery Rent	3,295.96
6340 Purchases	
6350 Brewery Repairs & Maintenance	1,150.00
6360 Wholesale Shipping	41,495.70
6485 Cold Storage	21,438.00
Total for 6300 Brewery Expenses	**$69,305.47**
6400 Office & Admin	0
6215 Internet & Cable	1,231.45
6405 Bank Charges & Fees	107.76
6410 Bank Fees	225.54
6415 Payment Processing Fees	295.62
6420 Square Fees	8,947.27
6425 Dues & Subscriptions	907.85
6430 Car & Truck	8,065.05
6435 Insurance	11,011.64
6445 Office Miscellaneous	201.10
6446 Telephone	1,055.21
6450 Business Software	16,310.30
6470 Professional Development	3,500.00
6475 Reimbursements	46.99
6480 Square Uncat. Expenses	6.25
Total for 6400 Office & Admin	**$51,912.03**
6500 Travel & Entertainment	0
6510 Transportatio & Travel	787.13
6520 Meals & Entertainment	6,608.57
Total for 6500 Travel & Entertainment	**$7,395.70**
6600 Legal & Professional	0
6610 Professional Services	875.00
6620 Accountant Services	6,714.55
6630 Legal Services	1,645.00
6640 Contractors	1,780.00
Total for 6600 Legal & Professional	**$11,014.55**
6999 Uncategorized Expense	-254.25
Total for Expenses	**$462,834.73**
Net Operating Income	**-$201,571.47**

Profit and Loss

OWB Holdings Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Other Income	
7000 Other Income	$161.40
7010 Cash Back Rewards	1,745.34
7020 CalRecycle Admin fee	71.22
7030 Late Fee Income	224.34
7040 Other Income - Keg Credit	390.00
Total for 7000 Other Income	**$2,592.30**
Total for Other Income	**$2,592.30**
Other Expenses	
7500 Other Expenses	0
7510 Interest Paid	20,493.94
7520 Depreciation Expense	14,271.89
7525 Amortization Expense	7,791.67
7530 Reconciliation Discrepancies	91.43
7540 Cash short/(over)	94.91
Total for 7500 Other Expenses	**$42,743.84**
8000 Tax	0
8010 Sales & Use Tax	2,142.90
8020 CRV Tax	326.80
8030 Tax penalties and surcharges	78.96
8040 Alcohol Taxes & Licenses	3,790.29
8090 Taxes & Licenses	9,580.00
Total for 8000 Tax	**$15,918.95**
Total for Other Expenses	**$58,662.79**
Net Other Income	**-$56,070.49**
Net Income	**-$257,641.96**

Balance Sheet

OWB Holdings Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1071 Bill.com Money In Clearing	609.20
1072 Bill.com Money Out Clearing	810.00
1090 Petty Cash- Taproom	580.00
Cash in Drawer	300.00
Chase Checking x1166	16,633.84
Escrow Deposit	
First Republic Checking	-94.00
Import Payments	0
Bank	
Cash	
Stripe clearing	
Total for Import Payments	**0**
Mercury Checking x0117 (old)	10,939.84
Square Bank Account	
Stripe Bank Account	
Total for Bank Accounts	**$29,778.88**
Accounts Receivable	
Accounts Receivable (A/R)	20,875.11
Total for Accounts Receivable	**$20,875.11**
Other Current Assets	
100 Inventory	0
1001 Inventory - Freight In Costs	911.37
101 Inventory Beer - Kegged	17,018.31
102 Inventory Beer - Packaged	27,826.54
103 Inventory Beer - Work in Progress	
104 Inventory Ingredients	12,490.45
105 Inventory Merchandise	1,605.99
107 Inventory Packaging	1,969.82
108 Taproom - 3rd-Party Alcohol	4,978.95
109 Taproom Inventory - 3rd-Party NA Beverage	95.80
110 Taproom Inventory - Food	
Total for 100 Inventory	**$66,897.23**
189 Prepaid Expenses	8,623.33
190 Uncategorized Asset	
191 Undeposited Funds	3,138.30
Employee Advances	33.00
Total for Other Current Assets	**$78,691.86**
Total for Current Assets	**$129,345.85**

Balance Sheet

OWB Holdings Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Fixed Assets	
192 Taproom Equipment	426.03
193 Production Equipment	24,693.84
194 Leasehold Improvements	24,541.78
195 Furniture & Fixtures	18,424.09
197 Computers & Office Equipment	643.93
198 Accumulated Depreciation	-18,740.89
199 Accumulated Amortization	-7,791.67
Beer Kegs	11,575.00
Covenant not to compete	10,000.00
Goodwill	127,500.00
Total for Fixed Assets	**$191,272.11**
Other Assets	
Security Deposits	9,370.00
Total for Other Assets	**$9,370.00**
Total for Assets	**$329,987.96**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	26,764.45
Total for Accounts Payable	**$26,764.45**
Credit Cards	
2010 Short Term Borrowing- Melio	
Chase Business Visa	208.79
Chase Ink	$29,594.93
Chase x2568	-10,787.35
Chase x3037	3,791.73
Total for Chase Ink	**$22,599.31**
Total for Credit Cards	**$22,808.10**
Other Current Liabilities	
200 Direct Deposit Payable	
203 Out Of Scope Agency Payable	
204 Payroll Liabilities	$8,153.21
205 CA PIT / SDI	
206 CA SUI / ETT	
207 Federal Taxes (941/944)	
208 Federal Unemployment (940)	

Balance Sheet

OWB Holdings Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Total for 204 Payroll Liabilities	**$8,153.21**
209 Prepaid Expenses Payable	
210 Sales & Use Tax Liabilities	5,296.04
211 Tips Collected & Remitted	477.10
212 CRV Liabilities	1,308.48
220 Accrued Liabilities	39.67
Benefit Liabilities	-713.87
Event Deposit Payable	1,300.00
Gift Card Outstanding	-30.00
other	
Refundable Keg Deposit	
Square Gift Cards	180.00
Total for Other Current Liabilities	**$16,010.63**
Total for Current Liabilities	**$65,583.18**
Long-term Liabilities	
297 Personal Loan	88,551.01
298 Investment Notes	405,856.00
299 Auto Loan	
Loan Payable - eLease	19,701.44
Promissory Note	169,970.67
Total for Long-term Liabilities	**$684,079.12**
Total for Liabilities	**$749,662.30**
Equity	
300 Opening Balance Equity	
301 Owner's Investment	109,403.00
303 SAFE Investments	25,000.00
302 Retained Earnings	-296,435.38
Net Income	-257,641.96
Total for Equity	**-$419,674.34**
Total for Liabilities and Equity	**$329,987.96**

Statement of Cash Flows

OWB Holdings Inc.

January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-257,641.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1001 Inventory:Inventory - Freight In Costs	-911.37
101 Inventory:Inventory Beer - Kegged	-5,376.38
102 Inventory:Inventory Beer - Packaged	14,155.83
103 Inventory:Inventory Beer - Work in Progress	
104 Inventory:Inventory Ingredients	-7,583.39
105 Inventory:Inventory Merchandise	-1,605.99
107 Inventory:Inventory Packaging	265.45
108 Inventory:Taproom - 3rd-Party Alcohol	-4,978.95
109 Inventory:Taproom Inventory - 3rd-Party NA Beverage	-95.80
110 Inventory:Taproom Inventory - Food	
189 Prepaid Expenses	-8,623.33
198 Accumulated Depreciation	14,271.89
199 Accumulated Amortization	7,791.67
2010 Short Term Borrowing- Melio	
204 Payroll Liabilities	8,153.21
205 Payroll Liabilities:CA PIT / SDI	-223.08
207 Payroll Liabilities:Federal Taxes (941/944)	-1,059.52
208 Payroll Liabilities:Federal Unemployment (940)	-84.00
209 Prepaid Expenses Payable	
210 Sales & Use Tax Liabilities	5,289.75
211 Tips Collected & Remitted	477.10
212 CRV Liabilities	1,016.88
220 Accrued Liabilities	39.67
Accounts Payable (A/P)	26,927.77
Accounts Receivable (A/R)	-2,461.47
Benefit Liabilities	-713.87
Chase Business Visa	-2,956.66
Chase Ink	29,594.93
Chase Ink:Chase x2568	-10,787.35
Chase Ink:Chase x3037	3,791.73
Employee Advances	-33.00
Event Deposit Payable	1,300.00
Gift Card Outstanding	-30.00
Square Gift Cards	180.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$65,731.72**
Net cash provided by operating activities	**-$191,910.24**
INVESTING ACTIVITIES	
192 Taproom Equipment	-426.03
193 Production Equipment	-24,693.84

Statement of Cash Flows

OWB Holdings Inc.

January-December, 2024

FULL NAME	TOTAL
194 Leasehold Improvements	-24,541.78
195 Furniture & Fixtures	-18,424.09
197 Computers & Office Equipment	-643.93
Beer Kegs	-6,255.00
Covenant not to compete	-10,000.00
Goodwill	-127,500.00
Security Deposits	-9,370.00
Net cash provided by investing activities	**-$221,854.67**
FINANCING ACTIVITIES	
297 Personal Loan	-7,680.20
298 Investment Notes	134,300.00
303 SAFE Investments	25,000.00
Loan Payable - eLease	19,701.44
Promissory Note	149,970.67
Net cash provided by financing activities	**$321,291.91**
NET CASH INCREASE FOR PERIOD	**-$92,473.00**
Cash at beginning of period	**$125,390.18**
CASH AT END OF PERIOD	**$32,917.18**